Filed pursuant to Rule 497(a)
Filed No. 333-228959
Rule 482ad

## Resource Center Article 1

## What is the Yieldstreet Prism Fund?

As a savvy investor, you joined Yieldstreet because you understand that access to wealth-creation opportunities is important. We've created the YieldStreet Prism Fund to allow you to build your alternative portfolio by accessing fixed-income investments. You make one allocation spread across multiple sectors and asset classes that [provide your portfolio with immediate diversification](#).[1]

Think of the YieldStreet Prism Fund as your portfolio builder. Managed by Yieldstreet and the fund's liquid strategy sub-advised by BlackRock®, the Fund will invest in cash flow-backed and asset-backed opportunities.

## Why is this exciting?

As an investor-first company, Yieldstreet is delighted to offer what we believe is a first-of-its-kind product that allows us to further deliver on our mission to provide novel investing opportunities. As an alternative to a single investment, the use of a multi-asset fund allows us to minimize downside risk more so than before.

Managed by Yieldstreet and sub-advised by BlackRock, [the Yieldstreet Prism Fund provides access to multi-asset investments](#). The Fund opens investment strategies that traditionally have been difficult for retail investors to obtain access to. We believe this kind of access for individual investors is unprecedented. The Yieldstreet Prism Fund is available exclusively through the Yieldstreet platform.

## How is the Yieldstreet Prism Fund different than current Yieldstreet offerings?

Unlike traditional Yieldstreet offerings, the Yieldstreet Prism Fund terminates at 48 months.[2] Investors may potentially have the option for limited liquidity after 15 months.[3]

Important to note, when investing in the Fund, you're purchasing shares of a closed-end fund (CEF) that will invest across multiple assets. [The value of your shares is then calculated using the fund's Net Asset Value (NAV)](#) which is updated at least on a quarterly basis.

The process of investing in the YieldStreet Prism Fund is different than previous Yieldstreet offerings. To read more about investing in the YieldStreet Prism Fund, please visit [What to Expect From the YieldStreet Prism Fund](#).

The YieldStreet Prism Fund also allows for the potential for limited investor liquidity that would not be possible with traditional single-asset offerings that are currently available on the Yieldstreet platform. The Fund is a powerful way to provide immediate diversification to your portfolio and allows us to bring our investors a multi-asset solution to work as your portfolio builder.³

How exactly does it work? The Fund will work to source and invest in cash flow-backed and asset-backed opportunities. Yieldstreet will invest the Fund's portfolio in illiquid assets while BlackRock will invest the Fund's portfolio in liquid fixed-income assets across multiple sectors.

To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

If you have additional questions regarding the Fund, please reach out to the YieldStreet team at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1]*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

[2]*The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[3]*The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

# Resource Center Article 2

## What to Expect From the Yieldstreet Prism Fund

Yieldstreet is excited to announce the first product in an entirely new fund category for the platform—the [YieldStreet Prism Fund](#).

## What's the goal of the Yieldstreet Prism Fund?

The YieldStreet Prism Fund is a closed-end (CEF) fund that functions as your portfolio builder, allowing you to concurrently hold a variety of primarily fixed-income investments. Yieldstreet will manage the Fund with BlackRock Financial Management, Inc. serving as sub-adviser to the Fund's portfolio that will invest in liquid fixed-income assets across multiple sectors.

## How are funds allocated?

The asset allocation for the Fund overall will be focused on income generation. Yieldstreet will manage the illiquid portion of the Fund's portfolio and potential asset classes include – but are not limited to – Legal, Marine, Real Estate, Art, and Commercial.

BlackRock will manage the liquid portion of the Fund's portfolio. Below are examples of potential fixed-income sectors:

1. ABS – Asset-Backed Securities.
2. Asian Credit – Corporate debt issued in the Asian markets
3. CLOs – Collateralized Loan Obligations.
4. MBS – Commercial Mortgage-Backed Securities
5. Emerging Markets Debt – Sovereign and Corporate debt
6. European Credit – Corporate debt issued in the European markets
7. European High Yield – Corporate debt issued in the European markets
8. Global Macro Positioning – Interest rates and foreign currency positions
9. High Yield Corporates – Corporate debt issued in the US with below-investment-grade ratings
10. Investment Grade Corporates – Corporate debt issued in the US with investment-grade ratings
11. Municipal Bonds – Debt obligations issued by local authorities
12. Non-Agency Residential Mortgages – Securitized assets predominantly backed by non-conforming residential mortgage loans

For additional information on these sectors, please read The YieldStreet Prism Fund—Sectors Explained.

## When will the Fund terminate, and is liquidity an option?

The termination date of the Fund is 48 months[1], with the potential option for limited liquidity in that within approximately 15 months after the initial investments go active, and on a quarterly basis thereafter, the Fund may offer to repurchase a limited number of shares from investors subject to approval by the Fund's board of directors and to certain limitations as outlined in the Fund's prospectus. Investors will have the option to submit repurchase requests that will be granted pro-rata on a quarterly basis.[2]

## What fees and expenses are associated with the Fund?

The proposed investment strategy for the Prism Fund allows the Fund the flexibility to rebalance assets throughout the duration of the Fund in order to maximize income generation. There are fees and expenses associated with the Fund:
- Annual Management Fee: 1.0%[3]
- Annual Administrative Expense: Maximum of 0.50%[4]
- Estimated Annual Leverage Expense 0.25%[5]

## Is the investing process the same?

The investing process for the YieldStreet Prism Fund is different than that of Yieldstreet's other offerings available on the platform. Below are a few key steps to be aware of when investing in the Yieldstreet Prism Fund:
Your Yieldstreet Wallet must be pre-funded.  To invest in the YieldStreet Prism Fund, your investor account setup must be completed prior to the Fund's launch date. In addition, you must also have settled funds for your full allocation in your Yieldstreet Wallet prior to the launch date. There's an initial investment window.  During this initial window, you must submit your total desired allocation for the YieldStreet Prism Fund. However, funds will not be withdrawn from your Wallet at this time. All funds will be pulled from Yieldstreet Wallets once the investment window closes.
It will take a few days for funds to be invested.  Once all investor funds are withdrawn, it will take approximately 2 business days for initial assets to be placed into the Fund. Once the funds are at-risk, your money will begin to earn interest.
The value of your shares will be calculated regularly.  The per-share value of the Fund will be calculated using the Fund's Net Asset Value (NAV). The NAV will be determined on at least a quarterly basis.
Distributions for the Yieldstreet Prism Fund are expected to be paid out quarterly.  Distributions for the YieldStreet Prism Fund are expected to be paid out quarterly, subject to the discretion of the Fund's board of directors and based on the Fund's performance over the previous quarter. We're excited for the YieldStreet Prism Fund to provide investors with a multi-asset product. To familiarize yourself with the details of the YieldStreet Prism Fund, it is important that you review the prospectus, available for download on this page.

As always, feel free to reach out to our team with additional questions at investments@yieldstreetprismfund.com.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing.

The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1]*The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[2]*The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis.*

[3]*The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from Yieldstreet, as described in the Fund's prospectus.*

[4]*The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*

*5 This assumes that we utilize leverage at a rate equal to 10% of our average net assets at an assumed interest rate of 2.5% per annum.*